FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 28, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares and Ordinary Share ADRs ("ADRs") of GlaxoSmithKline plc.

   22 February 2007              Abacus (GSK) Trustees Limited, as trustee of the
                                 GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred
                                 5,054 Ordinary Shares in the Company to participants in the
                                 SmithKline Beecham Employee Share Option Plan 1991.


   23 February 2007              The GSK Trust transferred 46,290 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option
                                 Plan 1991.


   26 February 2007              The GSK Trust further transferred 11,960 Ordinary Shares in the
                                 Company to participants in the SmithKline Beecham Employee
                                 Share Option Plan 1991.


The Company was advised of these transactions on 27 February 2007.

   27 February 2007              Abacus Corporate Trustees Limited, as trustee of the
                                 GlaxoSmithKline (US) Trust, ("the GSK US Trust"), sold 325 ADRs at a price of $56.45 per ADR on behalf of participants in the
                                 GlaxoSmithKline Performance Share Plan.


                                 The GSK US Trust transferred 675 ADRs of GlaxoSmithKline plc to participants in the GlaxoSmithKline Performance Share Plan.


                                 Abacus (GSK) Trustees Limited, as trustee of the
                                 GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred
                                 28,752 Ordinary Shares in the Company to participants in the
                                 SmithKline Beecham Employee Share Option Plan 1991.


                                 The GSK Trust sold 5,250 Ordinary Shares in the Company at a price GBP14.37 on behalf of participants in the GlaxoSmithKline
                                 Performance Share Plan.


                                 The GSK Trust transferred 8,250 Ordinary Shares of
                                 GlaxoSmithKline plc to participants in the GlaxoSmithKline
                                 Performance Share Plan.


The Company was advised of these transactions on 28 February 2007.



The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr M M Slaoui and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.



The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Dr M M Slaoui are therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.



This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).




S M Bicknell
Company Secretary



28 February 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 28, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc